UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 05 April 2019

5 April 2019

Micro Focus International plc ("Micro Focus" or the "Company")

Director / PDMR Shareholding

Director Increases Shareholding through Exercise of Options

Micro Focus International plc (the "Company", LSE: MCRO.L, NYSE: MFGP) announces that Kevin Loosemore, Executive Chairman, has further increased his shareholding in the Company by 296,672 shares to a total of 1,545,305 shares by exercising 560,756 nil cost option awards under the Micro Focus Incentive Plan 2005, of which 264,084 shares were sold to cover tax and NIC liabilities and commission charges.

Notification of transaction by PDMRs

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	KEVIN LOOSEMORE (PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTOR
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction
1.   ACQUISITION OF ORDINARY SHARES OF 10 PENCE EACH FOLLOWING THE EXERCISE OF OPTIONS UNDER THE MICRO FOCUS INCENTIVE PLAN 2005
2.   SALE OF A PROPORTION OF THE ABOVE ACQUIRED ORDINARY SHARES IN ORDER TO COVER TAX AND NIC LIABILITIES AND COMMISSION CHARGES ARISING ON EXERCISE OF THE ABOVE NOTED OPTIONS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil pence per ordinary share	560,756 ordinary shares
		2. £19.45789 pence per ordinary share	264,084 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	5 April 2019
f)	Place of the transaction	London Stock Exchange XLON

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Tim Brill, IR Director
Ben Donnelly, IR Manager

Powerscourt	Tel: +44 (0)20 7250 1446
Elly Williamson
Celine MacDougall

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 05 April 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer